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                              December 14, 2023

       Hunter Horsley
       Chief Executive Officer
       Bitwise Bitcoin ETF
       c/o Bitwise Investment Advisers, LLC
       250 Montgomery Street, Suite 200
       San Francisco, CA 94104

                                                        Re: Bitwise Bitcoin ETF
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 4,
2023
                                                            File No. 333-260235

       Dear Hunter Horsley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. Refer to your response to comment 4. Please revise your cover page to identify the initial
                                                        Authorized Participant,
state that the initial Authorized Participant is an underwriter, disclose the initial
price per Share, disclose that you are offering an indeterminate number of Shares, and disclose
the termination date of the offering, if any.
       Prospectus Summary
       Overview of the Trust, page 1

   2.                                                   Please revise to
disclose in your Prospectus Summary, if true, that:
                                                            The Trust, the
Sponsor and the service providers will not loan or pledge the Trust's assets, nor will
the Trust's assets serve as collateral for any loan or similar
 Hunter Horsley
FirstName  LastNameHunter  Horsley
Bitwise Bitcoin ETF
Comapany14,
December   NameBitwise
              2023      Bitcoin ETF
December
Page 2    14, 2023 Page 2
FirstName LastName
              arrangement; and
                The Trust will not utilize leverage or any similar arrangements in seeking to meet its investment objective.
3. Refer to your response to comment 6. Please revise your disclosure in the Prospectus
         Summary to state that Shareholders have no voting rights under the Trust Agreement.
Custody of the Trust's Assets, page 5

4. Refer to your response to comment 8. On page 6, you disclose that "[i]n connection with creations or redemptions, the Trust will, under most circumstances, process creations and redemptions by selling bitcoin from its Cold Vault Balance." Please revise to clarify why the trust will sell bitcoin in connection with creations. In addition, please substantiate or remove your revised disclosure on page 4 that "[t]he Bitcoin Custodian is subject to extensive regulation."
The Trust's Fees and Expenses, page 5

5. Refer to your response to comment 7. Please disclose whether or not any of the expenses paid by the Sponsor Fee are capped. In addition, we note your disclosure on pages 4 and
         59 that "[t]o pay expenses not assumed by the Sponsor . . ., the Trustee may directly sell or transfer to an agent of the Shareholders to sell the bitcoin of the Trust as necessary to pay such expenses." Please revise to clarify what you mean by "sell directly" and
         "transfer to an agent of the Shareholders to sell."
Risk Factors, page 8

6. Please add a risk factor that addresses the risks related to your Bitcoin Custodian acting in the same capacity for several competing products to the extent material.
Risk Associated with Investing in the Trust
The development and commercialization of the Trust is subject to competitive pressures, page 31

7. Refer to your response to comment 11. Please expand this risk factor to address the risks associated with the timing of your product reaching the market and your fee structure relative to other bitcoin ETPs.
The amount of bitcoin represented by a Share will decline over time, page 33

8. Refer to your response to comment 10. On page 33, you refer to "Shares that are issued in exchange for additional deposits of bitcoin" and to the "Authorized Participants' ability to purchase and sell bitcoin in an efficient manner to effectuate creation and redemption orders." Please revise here and throughout to clarify that creations of Shares will be cash transactions. In this regard, we note your disclosure on page 6 that "[i]t is currently anticipated that all sales and redemptions of Shares will be done in exchange for U.S.
         dollars and only in transactions with Authorized Participants."
 Hunter Horsley
FirstName  LastNameHunter  Horsley
Bitwise Bitcoin ETF
Comapany14,
December   NameBitwise
              2023      Bitcoin ETF
December
Page 3    14, 2023 Page 3
FirstName LastName
Other Risks
Shareholders' limited rights of legal recourse against the Trust, Trustee, Sponsor, page 41

9. Refer to your response to comment 21. We note your disclosure on page 41 that "[t]he
         Bitcoin Custodian maintains an annual renewed insurance policy in the amount of $320 million," that "[t]his insurance policy covers the loss of client assets held in cold storage at the Bitcoin Custodian," and that "[t]his insurance program, which has continuously run since 2013, provides the Bitcoin Custodian and its clients with some of the broadest and deepest insurance coverage in the crypto industry, with coverage designed to be comprehensive, including losses from employee collusion or fraud, physical loss
         (including theft), or damage of key material, security breach or hack, and fraudulent transfer." However, on page 5, you state that "[t]he Bitcoin Custodian has insurance coverage as a subsidiary under its parent company, Coinbase Global, Inc., which procures fidelity (e.g., crime) insurance to protect the organization from risks such as theft of funds." Please revise to clarify whether the insurance policy described on page 41 is in addition to the policy held by the parent company, which covers several subsidiaries and not just the Bitcoin Custodian.
The Trust and Bitcoin Prices
The CME CF Bitcoin Reference Rate - New York Variant, page 53

10. Refer to your response to comments 18 and 22. We note your disclosure on pages 29 and
         57 that "[i]f the BRRNY is not available, or if the Sponsor determines, in its sole discretion, that the BRRNY does not reflect an accurate bitcoin price,
the Trust   s holdings
         may be 'fair valued' in accordance with the valuation policies approved by the Sponsor."
         Please revise your disclosure on page 52 to describe the valuation policies approved by the Sponsor.
BRRNY Methodology, page 54

11. Refer to your response to comment 24. Please revise to briefly describe the contingency calculations if, for example, a Relevant Transaction or Constituent Platform is unavailable or if there is a calculation failure.
12. Please revise to disclose how the Trust will notify Shareholders if there is a material change in the Constituent Platforms used to calculate the BRRNY or if there is a material change to the BRRNY Methodology.
Calculation of NAV, page 57

13.      We continue to evaluate your response to prior comment 26 and may have further
         comment.
14. Refer to your response to comments 27 and 28. Please revise your disclosure on page 57 to state who is responsible for calculating the ITV and how the ITV is calculated.
 Hunter Horsley
FirstName  LastNameHunter  Horsley
Bitwise Bitcoin ETF
Comapany14,
December   NameBitwise
              2023      Bitcoin ETF
December
Page 4    14, 2023 Page 4
FirstName LastName
Additional Information About the Trust
The Trust's Fees and Expenses, page 59

15. Refer to your response to comments 32 and 39. Your disclosure on page 59 that "[t]o pay for expenses not assumed by the Sponsor (including, without limitation, litigation
         expenses and any indemnification obligations under the Trust   s
service provider
         agreements), the Trustee may directly sell or transfer to an agent of the Shareholders to sell the bitcoin of the Trust as necessary to pay such expenses" is inconsistent with your disclosure on page 60 that "[t]he Administrator and/or the Sponsor will direct the Bitcoin
         Custodian to transfer bitcoin from the Trust Bitcoin Account, as needed, to pay the
         Sponsor Fee and any other Trust expenses not assumed by the Sponsor." Please revise for clarity and consistency. In addition, please revise to expand your disclosure regarding the sale of bitcoin in connection with the Trust's fees and expenses to describe the mechanics of how the bitcoin is sold, including where and when the Bitcoin Custodian transfers the bitcoin in connection with a sale of the Trust's bitcoin, whether the transfers of the Trust's bitcoin are on-chain or off-chain and who is responsible for paying the transaction costs, the identity of the Bitcoin Trading Counterparty, whether the Trust uses a liquidity provider such as a prime broker and, if so, the portion of the Trust s assets that are held with the liquidity provider, and whether the Bitcoin Trading Counterparty transfers the proceeds of the sale to the Trust's Cash Custodian. In addition, please revise your disclosure on page 74 to disclose how the Sponsor selects a Bitcoin Trading Counterparty and disclose the Bitwise Portfolio Oversight Committee's policies related to the criteria of
         Bitcoin Trading Counterparties. Further clarify which of the Trust expenses are not assumed by the Sponsor's Fee by clarifying what you mean on page 59 that the Sponsor pays for the "Trust's regular service providers."
16. Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.
Distributions, page 60

17. Refer to your response to comment 31. Please revise to disclose how the Trust's bitcoin will be sold in connection with the termination and liquidation of the Trust.
Custody of the Trust's Assets, page 66

18. Refer to your response to comment 34. Please revise to disclose the term of the Bitcoin
         Custody Agreement, the notification required to terminate the Bitcoin Custody
         Agreement, the amount of coverage provided by the Bitcoin Custodian's commercial crime insurance policy and whether the Sponsor has given the Bitcoin Custodian any instructions regarding airdrops, Incidental Rights and IR Assets. In addition, please add risk factors that address the risks associated with having to replace the Bitcoin Custodian or the Cash Custodian as well as the risks associated with insolvency, business failure or interruption, default, failure to perform, security breach or other problems affecting the
 Hunter Horsley
FirstName  LastNameHunter  Horsley
Bitwise Bitcoin ETF
Comapany14,
December   NameBitwise
              2023      Bitcoin ETF
December
Page 5    14, 2023 Page 5
FirstName LastName
         Bitcoin Custodian or the Cash Custodian. Also please revise to disclose the material terms of the Cash Custodian Agreement, and please revise your disclosure in the Material
         Contracts section to provide the term and termination provision of each contract.
Plan of Distribution
Authorized Participants, page 69

19. Refer to your response to comment 36. Please revise to identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.
Creation and Redemption of Shares, page 70

20. Please revise to add disclosure clarifying whether the Authorized Participant bears the risk of bitcoin price movements with respect to cash creations and redemptions.
Creation Procedures, page 71

21. Refer to your response to comment 37. Please revise to disclose whether the Bitcoin
         Trading Counterparty must have an account with the Bitcoin custodian and whether the transfer from the Bitcoin Trading Counterparty is on-chain or off-chain in connection with creations and the transfer of bitcoin from the Bitcoin Custodian to the Bitcoin Trading
         Counterparty in connection with redemptions is on-chain or off-chain, and, if on-chain, who pays for the transfer fee. In addition, please disclose whether excess cash not needed for the purchase of bitcoin is returned to the Authorized Participant if the price of bitcoin has dropped since the Purchase Order Date. Also please disclose how the Sponsor
         "seek[s] to purchase bitcoin at [a] commercially reasonable price" by explaining how the
         Sponsor determines the "commercially reasonable price."
Governing Law; Consent to Delaware Jurisdiction, page 81

22. Refer to your response to comment 42. We note that the forum selection provision applies to claims under the Securities Act such that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Financial Statement
Note 1. Organization, page 96

23. We note from the cover page of your filing that you changed the name of the registrant to
         Bitwise Bitcoin ETF. Tell us why the financial statements continue to refer to the
 Hunter Horsley
Bitwise Bitcoin ETF
December 14, 2023
Page 6
         registrant as Bitwise Bitcoin ETP Trust and why and when the name changed.
Note 2. Significant Accounting Policies, page 96

24. Please include accounting policies for creations and redemptions and calculating the net asset value.
Exhibits

25. With respect to Exhibit 23.1, we note that KPMG LLP refers to the reference to their firm
         under the heading    Fund Service Providers" and    Independent
Registered Public
         Accounting Firm    in the Registration Statement on Form S-1. Please
ask them to tell us
         why they do not refer to the Experts section on page 82. Also, tell us where the Fund
         Service Providers disclosure is included in the Form S-1.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameHunter Horsley                              Sincerely,
Comapany NameBitwise Bitcoin ETF
                                                              Division of
Corporation Finance
December 14, 2023 Page 6                                      Office of Crypto
Assets
FirstName LastName